Ford

NEWS

Contact:        George Pipas
                313-323-9216
                gpipas@ford.com

Go to http://media.ford.com for news releases and high-resolution photographs.

IMMEDIATE RELEASE
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FORD'S F-SERIES TRUCK POSTS JANUARY SALES RECORD

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o F-Series' January sales were 61,979 - up 10 percent compared with a year ago.
o Sport utility vehicles were up 6 percent compared with a year ago.
o Ford's overall January sales were down 5 percent on lower sales of passenger cars.

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DEARBORN, Mich., Feb. 3 - Ford's F-Series truck posted record January sales of
61,979, up 10 percent compared with a year ago. January was the fifth month in a row F-Series achieved a double-digit sales increase - a streak coinciding with the introduction of the all-new F-150 - and the third month in the last five F-Series set a monthly sales record. The all-new F-150 has collected 19 major awards for product excellence.

Overall, U.S. customers purchased or leased 230,036 cars and trucks from Ford, Mercury, Lincoln, Jaguar, Volvo, and Land Rover dealers in January, down 5 percent compared with a year ago, primarily reflecting lower sales of passenger cars (down 14 percent). Truck sales essentially were equal to a year ago.

"We're committed to pursuing a product and marketing strategy that will result in stronger retail sales performance," said Jim O'Connor, Ford group vice president, North America Marketing, Sales, and Service. "Today, we are benefiting from the all-new F-150 and a strong lineup of sport utility vehicles. By year-end, we expect to see stronger retail performance in passenger cars."

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Sales of sport utility vehicles were 6 percent higher than a year ago, including
Lincoln Aviator (up 39 percent), Lincoln Navigator (up 14 percent), Volvo XC90 (up 57 percent), and Land Rover Range Rover (up 23 percent).

In 2004, the company will introduce a redesigned Ford Focus, all-new mid-size sedans (Ford Five Hundred and Mercury Montego), and all-new Ford Mustang. In addition, the company will introduce a redesigned Ford Escape (including a hybrid version) and all-new crossover sport utility vehicle (Ford Freestyle).


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